Mail Stop 3561


								March 1, 2006


By U.S. Mail

James Davidson
Chief Financial Officer
United Auto Group, Inc.
One Harmon Plaza, 9th Floor
Secaucus, NJ 07094

		RE:	United Auto Group, Inc.
			File No. 1-12297
			Form 10-K for the year ended December 31, 2004

Dear Mr. Davidson:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

							Sincerely,




							Michael Moran, Esq.
Branch Chief